SECOND AMENDMENT TO AMENDED AND RESTATED CERTIFICATE AND AGREEMENT OF LIMITED PARTNERSHIP OF ATLAS AMERICA PUBLIC #9 LTD.

THIS SECOND AMENDMENT TO AMENDED AND RESTATED CERTIFICATE AND AGREEMENT OF LIMITED PARTNERSHIP OF ATLAS AMERICA PUBLIC #9 LTD. (this “Amendment”), dated effective as of 5:01 p.m. Eastern Time on August 1, 2018, is entered into and effectuated by DGOC Partnership Holdings, LLC, the managing general partner (the “MGP”) of Atlas America Public #9 LTD. (the “Partnership”) pursuant to authority granted to it in Section 8.05(a)(i) of the Amended and Restated Certificate and Agreement of Limited Partnership of Atlas America Public #9 LTD., dated as of December 1, 2000, as amended by that certain Amendment to Amended and Restated Certificate and Agreement of Limited Partnership dated June 30, 2017 (as amended, the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
RECITALS:
WHEREAS, Section 8.05(a)(i) of the Partnership Agreement provides that no changes in the Partnership Agreement shall be binding unless proposed in writing by the MGP, and adopted with the consent of Participants whose Agreed Subscriptions equal a majority of the Partnership Subscription;
WHEREAS, the MGP has received the consent of Participants whose Agreed Subscriptions equal a majority of the Partnership Subscription to adopt the Amendment; and
WHEREAS, the MGP deems it in the best interest of the Partnership to effect this Amendment.
NOW, THEREFORE, it is hereby agreed as follows:
A.Amendment. The Partnership Agreement is hereby amended as follows:
1.    Section 4.03(d)(3) of the Partnership Agreement is deleted in its entirety and replaced with the following:
4.03(d)(3) Limitations of Sale of Undeveloped and Developed Leases to the Managing General Partner. The Managing General Partner and its Affiliates shall not purchase any producing natural gas or oil property from the Partnership unless:
(i) the sale is in connection with the liquidation of the Partnership; or
(ii) The Managing General Partner’s well supervision fees under the Drilling and Operating Agreement for the well have exceeded the net revenues of the well, determined without regard to the Managing General Partner’s well supervision fees for the well, for a period of at least three consecutive months.

Under both (i) and (ii) above, the sale must be at fair market value supported by an appraisal of an Independent Expert selected by the Managing General Partner.
2.    Section 7.02(d) of the Partnership Agreement is deleted in its entirety and replaced with the following:
7.02(d) Sale if No Consent. Any partnership asset which would otherwise be distributable in-kind to a Participant, except for the failure or refusal of the Participant to give his written consent to the distribution, may instead be sold by the Managing General Partner at the best price reasonably obtainable from an independent third-party, who is not an Affiliate of the Managing General Partner, or to the Managing General Partner itself or its Affiliates at fair market value as determined by an Independent Expert selected by the Managing General Partner.
B.    Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.
C.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Pennsylvania, without regard to principles of conflicts of laws.
D.    Invalidity of Provisions. If any provisions of this Amendment are or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

ATLAS AMERICA PUBLIC #9 LTD.

By: DGOC PARTNERSHIP HOLDINGS, LLC,
its Managing General Partner

By: /s/    Robert R. Hutson, Jr.
Name: Robert R. Hutson Jr.
Title: Chief Executive Officer

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